UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: March 6, 2018	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Announcement of the Status of Share Repurchase(Share Repurchase Under the Provisions of the Articles of Incorporation Pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

March 6, 2018

Announcement of the Status of Share Repurchase

(Share Repurchase Under the Provisions of the Articles of Incorporation Pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC. (the “Company”) hereby announces the status of the Company’s repurchase of its own shares conducted based on Article 156 (1) of the Companies Act as applied pursuant to Article 165 (3) of the Companies Act, and in accordance with the Company’s Articles of Incorporation, as detailed below.

1.	Class of shares: Common stock

2.	Aggregate number of shares repurchased: 17,996,700 shares

3.	Aggregate price of shares repurchased: 48,553,320,200 yen

4.	Period for share repurchase: From February 1, 2018 to February 28, 2018(*)

5.	Method of repurchase: Purchase on the Tokyo Stock Exchange

*	Including all share repurchases with a trade date during the period for the share repurchase, regardless of the delivery date of the shares.

(Note 1)

Details of the resolution approved at the board of directors’ meeting held on October 26, 2017:

(1)	Class of shares to be repurchased: Common stock

(2)	Aggregate number of shares to be repurchased: Up to 120,000,000 shares

(Equivalent to 3.24% of the total number of issued shares (excluding treasury shares))

(3)	Aggregate price of shares to be repurchased: Up to 300,000,000,000 yen

(4)	Period for share repurchase: From October 27, 2017 to March 31, 2018

(Note 2)

Aggregate number and aggregate price of shares repurchased as of February 28, 2018(*) based on the resolution adopted by the Board of Directors on October 26, 2017:

(1)	Aggregate number of shares repurchased: 93,674,737 shares

(2)	Aggregate price of shares repurchased: 251,446,137,397 yen

Of the above aggregate number and aggregate price of shares repurchased as of February 28, 2018, the aggregate number and aggregate price of shares repurchased in connection with a tender offer disclosed on January 16, 2018 based on the resolution adopted by the Board of Directors on October 26, 2017. (As previously disclosed).

(1)	Aggregate number of shares repurchased: 75,678,037 shares

(2)	Aggregate price of shares repurchased: 202,892,817,197 yen

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english